Exhibit 99.1

News Release

THERATECHNOLOGIES ANNOUNCES FINANCIAL RESULTS

FOR THE SECOND QUARTER OF FISCAL 2020

-Total product revenues of $17.2M, a 10% increase compared to Q2 2019 and 9% increase compared to Q1 2020-

-Trogarzo® net revenues up 13.2% and combined EGRIFTA®, EGRIFTA SV® net revenues up 7.3% over Q2 2019-

-Supply chain and product inventory remain unaffected by COVID-19 pandemic-

Montreal, Canada – July 15, 2020 – Theratechnologies Inc. (Theratechnologies, or Company) (TSX: TH) (NASDAQ: THTX), a commercial-stage biopharmaceutical company, today announced its financial results for the second quarter of fiscal 2020 ended May 31, 2020.

“While the COVID-19 pandemic has presented many challenges to all communities and businesses worldwide, I am particularly proud of how our team has responded to ensure that we continue to achieve our business goals. Despite these unprecedented times, we experienced growth for both Trogarzo® and the EGRIFTA® franchise and made advancements in our innovative pipeline during the quarter,” said Mr. Paul Lévesque, President and Chief Executive Officer, Theratechnologies.

Second-Quarter 2020 Financial Highlights

(in thousands of U.S. dollars)	Three-month periods ended May 31,
	2020	2019
EGRIFTA®, EGRIFTA SV® net sales	9,269	8,639
Trogarzo® net sales	7,893	6,970

Revenue	17,162	15,609

Key Business Highlights

Impact of COVID-19

•

At this time, Theratechnologies’ supply chain remains unaffected by the global pandemic. In addition, the Company continues to have enough inventory of its therapies to meet market demand in all territories where these therapies are commercially available.

•	The Company continues to make progress toward advancing its research and development pipeline. All third-party service providers working with Theratechnologies on these programs remain active.

Trogarzo® IV Slow Push

•	A study evaluating an intravenous push form of administration of Trogarzo® is currently being conducted by the Company’s partner, TaiMed Biologics, Inc.

•	The study is progressing as planned and is expected to be completed in the second half of 2020.

•	Under the terms of the agreement with TaiMed, Theratechnologies is entitled to commercialize the new form of administration of Trogarzo® once approved.

Transition to EGRIFTA SV®

•

The Company implemented a plan to switch existing EGRIFTA® patients to the new EGRIFTA SV® formulation while ensuring that new patients were prescribed EGRIFTA SV® over the original formulation. The transition phase should be completed by the end of July and only EGRIFTA SV® will be actively commercialized going forward in the U.S.

New F8 Formulation of Tesamorelin

•

On July 7, 2020, the Company announced that it had successfully completed a bioequivalence study evaluating a new formulation of tesamorelin. Compared to the original F1 formulation, the new F8 formulation is stable at room temperature for up to seven days after reconstitution and the volume of administration is only 0.16 mL, which is 12.5 times smaller than the F1 formulation and two times smaller than the current F4 (EGRIFTA SV®) formulation, allowing for a single multidose vial containing seven days of treatment.

•	The Company is currently evaluating a more convenient multidose pen injector for the administration of the new F8 formulation.

•	The Company intends to file a supplemental Biologics License Application, or sBLA, for the F8 formulation in early 2022 for the treatment of lipodystrophy.

Research & Development Pipeline

Theratechnologies has established a robust and balanced pipeline of investigational medicines in areas of high unmet need.

Tesamorelin for the Treatment of NASH:

•

Following its initial discussions with the FDA and EMA, Theratechnologies is now working with its scientific advisors on the late stage development strategy and regulatory pathway for the Phase 3 study of tesamorelin for the treatment of NASH in people living with HIV and is still evaluating the opportunity in non-HIV associated NASH. Theratechnologies plans to use the new F8 formulation of tesamorelin in the Phase 3 trial.

•	The Company plans to provide further information on its Phase 3 plan, including additional details on the protocol and study endpoints, in the coming months.

•	The Company expects to initiate the Phase 3 trial around the end of the year.

Investigational SORT1+ Technology for the Treatment of Cancer:

•

Theratechnologies is pursuing the development of its unique targeted oncology approach, SORT1+ Technology. This platform of proprietary peptide-drug conjugates (PDCs) specifically targets various cancers where the sortilin receptor (SORT1) is overexpressed.

•

Based on positive pre-clinical data, the Company plans to submit an investigational new drug application (IND) to the U.S. Food and Drug Administration (FDA) for a first-in-human Phase 1 clinical trial evaluating TH1902, the Company’s first investigational PDC, before the end of 2020.

•	Theratechnologies also plans to submit an IND for TH1904, the Company’s second investigational PDC following the initiation of the Phase 1 clinical trial of TH1902.

Second-Quarter 2020 Financial Results

Financial results presented in this press release are taken from the Company’s Management’s Discussion and Analysis, or MD&A, and unaudited consolidated financial statements for the three-month period ended May 31, 2020, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The MD&A and the unaudited consolidated financial statements can be found at www.sedar.com, at www.theratech.com and at www.sec.gov. Unless specified otherwise, all amounts in this press release are in United States dollars and all capitalized terms have the meaning ascribed thereto in our MD&A. As used herein, EGRIFTA® and EGRIFTA SV® refer to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. Trogarzo® refers to ibalizumab for the treatment of multidrug resistant HIV-1 patients.

Consolidated revenue for the three- and six-month periods ended May 31, 2020 was $17,162,000 and $32,881,000 compared to $15,609,000 and $30,705,000 for the same periods ended May 31, 2019, representing an increase of 10% and 7.1% respectively.

Revenue growth in the second quarter of 2020 compared to the same period in Fiscal 2019 is due to an increase in net sales of Trogarzo® of 13.2% and an increase in net sales of EGRIFTA® of 7.3%.

Cost of Sales

For the three- and six-months ended May 31, 2020, cost of sales were $7,380,000 and $14,141,000 compared to $6,585,000 and $12,650,000 for the same periods in Fiscal 2019, primarily due to the increase in cost of goods sold. Cost of goods sold were $5,769,000 and $11,169,000 in the three- and six-month periods of 2020 compared to $5,346,000 and $10,156,000 for the same periods in the previous year. The increase in cost of goods sold was mainly due to higher Trogarzo® sales. Cost of sales also include the amortization of the other asset of $1,220,000 and $2,441,000 for the three- and six-month periods ended May 31, 2020. A provision of $391,000 on excess stock of EGRIFTA® was taken in Q2 2020 arising from the Company’s decision to switch patients to and only actively commercialize EGRIFTA SV® in the U.S.

R&D Expenses

R&D expenses in the three- and six-month periods ended May 31, 2020 amounted to $3,622,000 and $7,041,000 compared to $2,285,000 and $4,812,000 in the comparable periods of Fiscal 2019. The increase is largely due to the development of our oncology platform and other regulatory expenses.

Selling Expenses

Selling expenses were relatively stable and amounted to $6,941,000 and $13,302,000 for the three- and six-month periods ended May 31, 2020 compared to $6,972,000 and $12,420,000 for the same periods last year.

The amortization of the intangible asset value for EGRIFTA®, EGRIFTA SV® and Trogarzo® commercialization rights is also included in selling expenses. As such, the Company recorded an expense of $719,000 for the second quarter of Fiscal 2020 compared to $641,000 for the same quarter last year and $1,359,000 for the six-month period ended May 31, 2020 and $1,129,000 for the same period last year.

General and Administrative Expenses

General and administrative expenses in the three- and six-month periods ended May 31, 2020 amounted to $3,706,000 and $6,276,000 compared to $1,784,000 and $3,300,000 reported in the comparable periods of Fiscal 2019. The increase in general and administrative expenses is mainly associated with the transition to a new CEO, business growth, increased activity in Europe and the listing of the Company’s common shares on NASDAQ.

Finance Income

Finance income, consisting of interest income, for the three- and six-month periods ended May 31, 2020 was $80,000 and $246,000 compared to $292,000 and $627,000 in the comparable periods of Fiscal 2019.

Lower finance income is due in large part to a decrease in the average interest rates and a decreased liquidity position in Fiscal 2020 compared to Fiscal 2019.

Finance Costs

Finance costs for the three- and six-month periods ended May 31, 2020 were $1,399,000 and $2,717,000 compared to $1,449,000 and $2,552,000 in the comparable periods of Fiscal 2019. Finance costs for the three- and six-month period ended May 31, 2020 mostly represent interest of $842,000 and $1,644,000, respectively on the senior convertible notes issued in June 2019, compared to $834,000 and $1,646,000 for the same periods last year.

Finance costs also included accretion expense, which was $521,000 for the second quarter of 2020 and $1,023,000 for the six-month period ended May 31, 2020 compared to $448,000 and $805,000 for the same periods last year, which reflects the adoption of IFRS 16, Leases, effective December 1, 2019 and additional accretion expense on long-term obligations related to Trogarzo® commercialization rights.

Adjusted EBITDA

For the reasons noted above, Adjusted EBITDA for the three- and six- month periods ended May 31, 2020 was $(1,533,000) and $(2,527,000) compared to $453,000 and $1,974,000 in the comparable periods of Fiscal 2019. See “Non-IFRS Financial Measures” below.

Net Loss

Taking into account the revenue and expense variations described above, the Company recorded a net loss of $5,806,000 or $(0.08) per share in the second quarter of Fiscal 2020 and a net loss of $10,350,000 or $(0.13) per share for the six-month period ended May 31, 2020 compared to a net loss of $3,174,000 or $(0.04) per share in the three months ended May 31, 2019 and a net loss of $4,402,000 or $(0.06) per share compared to the six-month period ended May 31, 2019.

Financial Position

For the three- and six-month periods ended May 31, 2020, cash flow used in operating activities was $3,100,000 and $7,925,000 compared to $10,309,000 and $6,576,000 for the same periods last year.

In the second quarter of Fiscal 2020, changes in operating assets and liabilities had a negative impact on cash flow of $1,561,000. These changes include an increase in trade and other receivables of $2,301,000 and an increase in inventories of $4,424,000 partially offset by an increase of accounts payable and accrued liabilities of $5,040,000.

In the first six months of Fiscal 2020, changes in operating assets and liabilities negatively affected cash flow by $5,393,000 compared to $8,577,000 in the comparable period of fiscal 2019

In the first six months of Fiscal 2020, the Company used $1,653,000 towards the payment of interest on the senior convertible notes compared to $1,764,000 for the same period in 2019.

As of May 31, 2020, cash, bonds and money market funds amounted to $31,643,000. Based on management’s estimate and current level of operations, the Company believes that its current liquidity position is sufficient to finance operations in the foreseeable future.

Non-IFRS Financial Measures

Reconciliation of net profit or loss to adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA)

Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to net profit (loss) is presented in the table below. We use adjusted financial measures to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use Adjusted EBITDA to measure operating performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our business, and because we believe it provides meaningful information on our financial condition and operating results.

We obtain our Adjusted EBITDA measurement by adding to net profit or loss, finance income and costs, depreciation and amortization, lease inducements and amortization and income taxes. We also exclude the effects of certain non-monetary transactions recorded, such as share-based compensation for the stock option plan and write-downs (or related reversals) of inventories, for our Adjusted EBITDA calculation. We believe it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring. Share-based compensation costs are a component of employee remuneration and can vary significantly with changes in the market price of the Company’s shares. In addition, other items that do not impact core operating performance of the Company may vary significantly from one period to another. As such, Adjusted EBITDA provides improved continuity with respect to the comparison of our operating results over a period of time. Our method for calculating Adjusted EBITDA may differ from that used by other companies.

Adjusted EBITDA

(In thousands of U.S. dollars)

	Three-month periods ended May 31,		Six-month periods ended May 31,
	2020[1]	2019	2020[1]	2019
Net loss	(5,806)	(3,174)	(10,350)	(4,402)
Add (deduct):
Depreciation and amortization	2,109	1,922	3,921	3,636
Lease inducements and amortization	—	228	—	228
Finance costs	1,399	1,449	2,717	2,552
Finance income	(80)	(292)	(246)	(627)
Share-based compensation	454	320	819	584
Write-down of inventories	391	—	394	3

Adjusted EBITDA	(1,533)	453	(2,527)	1,974

1

The Company adopted IFRS 16 – Leases, using the modified retrospective approach, effective for Fiscal 2020, beginning on December 1, 2019. Accordingly, comparative figures for Fiscal 2019 have not been restated. As a result, adjusted EBITDA includes adjustments for additional depreciation related to the right-of-use asset of $109,000 for the three-month period ended May 31, 2020 and of $218,000 for the six-month period of Fiscal 2020, and an accretion expense on lease liabilities, included in finance costs, of $53,000 and $109,000 for the three- and six-month periods respectively ended May 31, 2020.

Conference Call Details

A conference call and webcast will be held on July 15, 2020 at 8:30 a.m. (ET) to discuss the results. The call will be hosted by Paul Lévesque, President and Chief Executive Officer of Theratechnologies, and other members of the management team.

To access the call, please dial 1-877-223-4471 (North America) or 1-647-788-4922 (International). The conference call will also be webcast live at https://onlinexperiences.com/Launch/QReg/ShowUUID=EB0843B0-7073-4BE5-917B-2B07C74A9301. An audio replay of the conference call will be available by dialing 1-800-585-8367 (North America) or 1-416-621-4642 (International) and by entering the playback code 2181409.

About Theratechnologies

Theratechnologies (TSX: TH) is a commercial-stage biopharmaceutical company addressing unmet medical needs by bringing to market specialized therapies for people with orphan medical conditions, including those living with HIV. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this press release include, but are not limited to, statements regarding product availability, the progress of our research and development activities, the timelines to complete the intravenous push formulation, to file a sBLA related to the F8 formulation and to initiate clinical trials, revenue growth from sales of EGRIFTA®, EGRIFTA SV® and Trogarzo®, the securing of an appropriate pricing and widespread reimbursement for Trogarzo® in key European countries, and the launch of Trogarzo® in Europe.

Forward-looking statements are based upon a number of assumptions and include, but are not limited to, the following: (i) the COVID-19 pandemic will have limited adverse impact on (a) our sales efforts and sales initiatives, (b) the capacity of our suppliers to meet their obligations vis-à-vis us, (c) our research and development activities, (d) the health of our employees and our capacity to rely on our resources, and (e) global trades; (ii) patients will switch from EGRIFTA® to EGRIFTA SV®; (iii) no unfavorable side effects will be discovered from the long-term use of our products; (iv) our products will not be subject to a recall; (v) no biosimilar will be approved competing with EGRIFTA® or EGRIFTA SV®; (vi) we will not be involved in any type of litigation; (vii) the sBLA regarding the F8 formulation will be approved by the FDA; (viii) results obtained in vitro from our PDC will be replicated into humans; (ix) no event will delay the timelines set forth in this MD&A; and (x) our business plan will not change.

Forward-looking statements are subject to a variety of risks and uncertainties, many of which are beyond our control that could cause our actual results to differ materially from those that are disclosed in or implied by the forward-looking statements contained in this press release.

These risks and uncertainties include, among others, the risk that (i) the COVID-19 pandemic will not adversely impact or delay (a) our sales efforts and sales initiatives, (b) the capacity of our suppliers to meet their obligations vis-à-vis us, (c) our research and development activities, (d) the health of our employees and our capacity to rely on our resources, and (e) global trades; (ii) patients will switch from EGRIFTA® to EGRIFTA SV®; (iii) no unfavorable side effects will be discovered from the long-term use of our products; (iv) our products will not be subject to a recall; (v) no biosimilar will be approved competing with EGRIFTA® or EGRIFTA SV®; (vi) we will not be involved in any type of litigation; (vii) the sBLA regarding the F8 formulation will be approved by the FDA; (viii) results obtained in vitro from our PDC will be replicated into humans; (ix) no event will delay the timelines set forth in this MD&A; and (x) our business plan will not change.

We refer potential investors to the “Risk Factors” section of our annual information form dated February 24, 2020 available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to our report on Form 40-F dated February 25, 2020 under Theratechnologies’ public filings for additional risks regarding the conduct of our business and Theratechnologies. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

For media inquiries:

Denis Boucher

Vice President, Communications and Corporate Affairs

514-336-7800

For investor inquiries:

Leah Gibson

Senior Director, Investor Relations

617-356-1009